UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

PARKWAY PROPERTIES, INC.

(Clinic Sub Inc., as successor by merger to Parkway Properties, Inc.)

(Exact name of registrant as specified in its charter)

Maryland	1-11533	74-2123597
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Bank of America Center, 390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

(407) 650-0593

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Clinic Sub Inc., as successor by merger to the Registrant, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    October 17, 2016

Clinic Sub Inc.

By:	/s/ Pamela F. Roper
	Name:	Pamela F. Roper
	Title:	Secretary